Bayer HealthCare to acquire U.S. animal health business from Teva Pharmaceutical Industries

•	Enables Bayer HealthCare to expand companion animal and food animal product lines in the United States

•	Transaction reflects Teva’s commitment to human healthcare, in alignment with its strategy to focus on its core business assets

Shawnee, Kan. / Jerusalem, Israel/ September 14, 2012 – Bayer HealthCare LLC and Teva Pharmaceutical Industries Ltd. (NYSE: TEVA) announced today that they have signed an agreement in which Bayer will acquire the U.S. based animal health business of Teva for up to 145 million USD. The purchase price includes an upfront payment of 60 million USD plus a total of 85 million USD in milestone payments, which are linked to the successful and timely achievement of manufacturing and sales targets. The acquisition allows Bayer to expand its companion and food animal product lines in the United States by integrating the acquired assets into its animal health business. The transaction reflects Teva’s commitment to focus its efforts on human health and its core expertise of providing generic and branded medicines to patients around the world. The transaction, encompassing a manufacturing site in St. Joseph, Missouri and around 300 employees, is expected to close in 2013, subject to antitrust clearance and satisfaction of other conditions.

“We are pleased with the sale of our animal healthcare business to Bayer HealthCare, a leader in animal healthcare,” stated Itzhak Krinsky, Group Executive Vice President and Head of Business Development of Teva Pharmaceutical Industries Ltd. “Today’s transaction represents a successful outcome for both parties and is a part of our global strategic planning. We are committed to making disciplined decisions that focus on our core businesses and strategically position the Company as setting a new standard in both generic and branded medicines. As part of our overall strategy to refine our global footprint, we will continue to leverage our product portfolio and R&D efforts while selling or out-licensing assets that no longer fit within the scope of our business.”

If approved, the acquisition will further strengthen Bayer’s food animal franchise, bringing a range of anti-infective solutions to treat infections in livestock populations and introducing reproductive hormones to Bayer’s product offerings. Additionally, it will broaden Bayer HealthCare Animal Health’s growing companion animal business by expanding its current offerings to also include dermatological, pet wellness and nutraceutical products.

“Bayer’s acquisition of Teva Animal Health will further strengthen and broaden our U.S. range of animal care solutions so that, together with our customers, we can continue to protect, cure and care for animals across America,” said Ian Spinks, President and General Manager, Bayer HealthCare Animal Health North America. “The businesses are a great strategic fit,” he continued, “and Teva’s animal health portfolio adds new depth for us across both the companion and food animal areas. We believe it will be a win-win for both our customers and our combined employee bases.”

Teva Animal Health’s portfolio of companion animal products features a full line of dermatology products sold under the DVM Pharmaceuticals brand, including such products as Malaseb, HyLyt, Relief and others. The companion animal business also has a broad line of nutraceuticals encompassing joint and gastro-intestinal products, including the Synovi brands. Food animal products acquired from Teva include a broad range of anti-infectives, in addition to parasiticides, anti-inflammatory brands and reproductive hormones such as Prostamate and Ovacyst.

About Teva
Teva Pharmaceutical Industries Ltd. (NYSE: TEVA) is a leading global pharmaceutical company, committed to increasing access to high-quality healthcare by developing, producing and marketing affordable generic drugs as well as innovative and specialty pharmaceuticals and active pharmaceutical ingredients. Headquartered in Israel, Teva is the world’s leading generic drug maker, with a global product portfolio of more than 1,300 molecules and a direct presence in about 60 countries. Teva’s branded businesses focus on CNS, oncology, pain, respiratory and women’s health therapeutic areas as well as biologics. Teva currently employs approximately 46,000 people around the world and reached $18.3 billion in net revenues in 2011.

About Teva Animal Health
Teva Animal Health is an important provider of proprietary and generic products to the US animal health market, including products marketed under the DVM Pharmaceuticals brand. Teva is investing heavily in a comprehensive, phased renovation of its facilities bringing cGMP manufacturing capabilities that we believe are foremost in the animal health industry. This positions us well to move forward with an emphasis on branded products and value-added generics for the US animal health care market.

About Bayer HealthCare
The Bayer Group is a global enterprise with core competencies in the fields of health care, nutrition and high-tech materials. Bayer HealthCare, a subgroup of Bayer AG with annual sales of EUR 17.2 billion (2011), is one of the world’s leading, innovative companies in the healthcare and medical products industry and is based in Leverkusen, Germany. The company combines the global activities of the Animal Health, Consumer Care, Medical Care and Pharmaceuticals divisions. Bayer HealthCare’s aim is to discover, develop, manufacture and market products that will improve human and animal health worldwide. Bayer HealthCare has a global workforce of 55,700 employees (Dec 31, 2011) and is represented in more than 100 countries. Find more information at www.bayerhealthcare.com.

Contact:
Denise Bradley, 215.591.8974
Email: Denise.Bradley@tevapharm.com

Staci Gouveia, Tel. 913.268.2577
Email: staci.gouveia@bayer.com

Find more information at www.animalhealth.bayerhealthcare.com.

Forward-Looking Statements
This release may contain forward-looking statements based on current assumptions and forecasts made by Bayer Group or subgroup management. Various known and unknown risks, uncertainties and other factors could lead to material differences between the actual future results, financial situation, development or performance of the company and the estimates given here. These factors include those discussed in Bayer’s public reports which are available on the Bayer website at www.bayer.com. The company assumes no liability whatsoever to update these forward-looking statements or to conform them to future events or developments.